Exhibit 4.20

EXPLANATORY NOTE

This amended and restated business acquisition report (the “Amended and Restated BAR”) amends and restates and supersedes the business acquisition report of Canopy Growth Corporation (the “Company”) dated September 18, 2018 (the “Original BAR”).

This Amended and Restated BAR replaces (i) the unaudited pro-forma condensed interim consolidated statement of financial position of the Company as at June 30, 2018; (ii) the unaudited pro-forma condensed consolidated statement of operations of the Company and pro-forma earnings per share for the year ended March 31, 2018; and (iii) the unaudited pro-forma condensed interim consolidated statement of operations of the Company and pro-forma earnings per share for the three months ended June 30, 2018 (the “Pro Forma Financial Statements”). In the Original BAR, the Company accounted for its 67% interest in BC Tweed Joint Venture Inc. (“BC Tweed”) as a joint operation, based on the conclusion that BC Tweed was subject to joint control. During the second quarter of fiscal 2019, the Company revised this conclusion and concluded that BC Tweed was unilaterally controlled by the Company and accordingly the Pro Forma Financial Statements have been replaced in the Amended and Restated BAR to address the change in accounting treatment.

This explanatory note does not form a part of, and is not incorporated by reference in, the Amended and Restated BAR.

FORM 51-102F4

AMENDED AND RESTATED BUSINESS ACQUISITION REPORT

ITEM 1.	IDENTITY OF COMPANY

1.1.	Name and Address of Company

Canopy Growth Corporation (the “Company”)
1 Hershey Drive
Smiths Falls, Ontario K7A 0A8

1.2.	Executive Officer

The following executive officer of the Company is knowledgeable about the Acquisition (as defined below) and this report:

Mr. Tim Saunders
Executive Vice President & Chief Financial Officer
Telephone: (613) 706-2185 ext. 150

ITEM 2.	DETAILS OF ACQUISITION

2.1.	Nature of Business Acquired

All amounts in this business acquisition report are stated in Canadian dollars unless stated otherwise.

On May 14, 2018, the Company announced that it entered into a non-binding agreement to purchase the 33% interest in BC Tweed Joint Venture Inc. (“BC Tweed”) held by 1135012 B.C. Ltd. The Company held the remaining 67% interest in BC Tweed.

On July 5, 2018, the Company announced that it had completed the acquisition (the “Acquisition”) of the 33% interest in BC Tweed pursuant to a share purchase agreement dated July 4, 2018, as amended as of July 5, 2018 (the “Purchase Agreement”).

BC Tweed was incorporated by the Company on September 12, 2017. On October 10, 2017, the Company entered into a definitive joint venture agreement with 1135024 B.C. Ltd. to develop a greenhouse growing facility in Aldergrove, British Columbia, Canada with an exclusive option to develop a further 1.7 million square feet of existing greenhouse infrastructure at a second location in Delta, British Columbia, Canada. On December 1, 2017, BC Tweed entered into an agreement to lease the second greenhouse growing facility in Delta, British Columbia, Canada.

The Aldergrove site includes the first and second stage licensing of 840,000 square feet of growing space, allowing vegetative growth so that the mature plants can be spread into the full 1.3 million square feet for flowering and harvesting. The Delta site includes the initial licensing of 900,000 square feet of growing space, allowing vegetative growth so that the mature plants can be spread into the full 1.7 million square feet for flowering and harvesting.

2.2.	Date of Acquisition

July 5, 2018.

2.3.	Consideration

Pursuant to the Purchase Agreement, the Company completed the Acquisition for initial cash consideration of $1 million and 12,619,148 common shares of the Company (the “Consideration Shares”) having a value on the closing date of approximately $440,596,103. 8,202,446 Consideration Shares are subject to the terms of an escrow agreement, all of which will be released by no later than July 5, 2021.

The Company also acquired a call option over certain entities that hold greenhouses and related property. The Company issued 674,821 common shares of the Company in exchange for the option, having a value on the closing date of approximately $26,790,394.

2.4.	Effect on Financial Position

The Company does not currently have any plans or proposals for material changes in the business acquired pursuant to the Acquisition which may have a significant impact on the financial performance and financial position of the Company, including any proposal to sell, lease or exchange all or a substantial part of the business acquired pursuant to the Acquisition or to make any material changes to the Company’s business.

2.5.	Prior Valuations

No valuation opinion was required by securities legislation or a Canadian exchange or market within the last 12 months to support the consideration paid by the Company pursuant to the Acquisition.

2.6.	Parties to Transaction

The Acquisition was not with an informed person (as that term is defined in section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7.	Date of Report

December 20, 2018

ITEM 3.	FINANCIAL STATEMENTS AND OTHER INFORMATION

The Acquisition constitutes a “step-by-step” acquisition. Accordingly, in reliance on section 8.11 of National Instrument 51-102, the Company is exempt from providing audited financial statements of BC Tweed, as BC Tweed has been consolidated since October 10, 2017 in the Company’s most recent annual financial statements for the year ended March 31, 2018. The following pro-forma documents of the Company are attached as Schedule “A” to this business acquisition report:

(a) The unaudited pro-forma condensed interim consolidated statement of financial position of the Company as at June 30, 2018;

(b) The unaudited pro-forma condensed consolidated statement of operations of the Company and pro-forma earnings per share for the year ended March 31, 2018; and

(c) The unaudited pro-forma condensed interim consolidated statement of operations of the Company and pro-forma earnings per share for the three months ended June 30, 2018.

Cautionary Note Regarding Forward Looking Statements

This business acquisition report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” “ within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, BC Tweed or the Company’s subsidiaries or affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this business acquisition report. Examples of such statements include the satisfaction of certain conditions and the release of the Consideration Shares from escrow. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; diversion of management time on the integration of the business; and such risks contained in the Company’s annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this business acquisition report are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this business acquisition report are made as of the date of this business acquisition report and the Company does not undertake an obligation to publicly update such forward-looking statements or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SCHEDULE A

PRO-FORMA FINANCIAL STATEMENTS

CANOPY GROWTH CORPORATION

PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT JUNE 30, 2018

UNAUDITED

(Expressed in CDN $000’s)	Canopy Growth	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Assets
Current assets
Cash and cash equivalents	$657,896			$657,896
Amounts receivable	27,746			27,746
Biological assets	52,811			52,811
Inventory	118,204			118,204
Prepaid expenses and other assets	36,137	(1,000)	3	35,137

	892,794	(1,000)		891,794

Property, plant and equipment	479,898			479,898
Other long-term assets	26,973			26,973
Investments in associates and joint ventures	93,269			93,269
Other financial assets	177,282			177,282
Intangible assets	101,723			101,723
Goodwill	340,374			340,374

	$2,112,313	$(1,000)		$2,111,313

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$127,248			$127,248
Deferred revenue	767			767
Current portion of long-term debt	2,539			2,539

	130,554	—		130,554

Long-term debt	617,749			617,749
Deferred tax liability	30,815			30,815
Long-term financial liabilities	108,732	(72,600)	3)	63,132
		27,000	3)

	887,850	(45,600)		842,250

Shareholders’ equity
Share capital	1,124,485	202,133	3)	1,326,618
Other reserves	145,564	265,253	3)	(11,015)
		(422,786)	3)
		954	4b)
Accumulated other comprehensive income	39,280			39,280
Deficit	(171,926)	(954)	4b)	(172,880)

Equity attributable to Canopy Growth Corporation	1,137,403	44,600		1,182,003

Non-controlling interests	87,060			87,060

Total equity	1,224,463	44,600		1,269,063

	$2,112,313	$(1,000)		$2,111,313

CANOPY GROWTH CORPORATION

PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2018

UNAUDITED

(Expressed in CDN $000’s except share amounts)	Canopy Growth	Pro Forma Adjustments	Notes		Pro Forma Consolidated
Revenue	$25,916				$25,916

Inventory production costs expensed to cost of sales	14,832				14,832

Gross margin before the undernoted	11,084				11,084

Fair value changes in biological assets included in inventory sold and other inventory charges	26,388				26,388
Unrealized gain on changes in fair value of biological assets	(57,289)				(57,289)

Gross margin	41,985				41,985

Sales and marketing	17,266				17,266
Research and development	756				756
General and administration	19,588				19,588
Acquisition-related costs	1,884				1,884
Share-based compensation expense	23,072				23,072
Share-based compensation expense related to acquisition milestones	7,095				7,095
Depreciation and amortization	3,030				3,030

Operating expenses	72,691				72,691

Loss from operations	(30,706)				(30,706)

Share of loss on equity investments	(2,569)				(2,569)
Other expense, net	(60,426)	16,300	4a	)	(44,126)

Total other expense, net	(62,995)	16,300			(46,695)

Loss before income taxes	(93,701)	16,300			(77,401)

Income tax (expense) recovery	2,723				2,723

Net loss	$(90,978)	$16,300			$(74,678)

Net loss attributable to:
Canopy Growth Corporation	$(80,277)	$16,300			$(63,977)
Non-controlling interests	(10,701)				(10,701)

	$(90,978)	$16,300			$(74,678)

Earnings per share, basic and diluted
Net loss per share:	$(0.40)				$(0.30)
Weighted average number of outstanding common shares:	200,160,740	13,293,969			213,454,709

CANOPY GROWTH CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2018

UNAUDITED

(Expressed in CDN $000’s except share amounts)	Canopy Growth	Pro Forma Adjustments	Notes		Pro Forma Consolidated
Revenue	$77,948				$77,948

Inventory production costs expensed to cost of sales	37,790				37,790

Gross margin before the undernoted	40,158				40,158

Fair value changes in biological assets included in inventory sold and other inventory charges	66,268				66,268
Unrealized gain on changes in fair value of biological assets	(100,302)				(100,302)

Gross margin	74,192				74,192

Sales and marketing	38,203				38,203
Research and development	1,453				1,453
General and administration	43,819				43,819
Acquisition-related costs	3,406				3,406
Share-based compensation expense	29,631				29,631
Share-based compensation expense related to acquisition milestones	19,475	954	4b	)	20,429
Depreciation and amortization	20,486				20,486

Operating expenses	156,473	954			157,427

Loss from operations	(82,281)	(954)			(83,235)

Share of loss on equity investments	(1,473)				(1,473)
Other income (expense), net	31,213	19,900	4b	)	56,108
		4,995	4c	)

Total other income, net	29,740	24,895			54,635

Income (loss) before income taxes	(52,541)	23,941			(28,600)

Income tax (expense) recovery	(1,593)				(1,593)

Net income (loss)	$(54,134)	$23,941			$(30,193)

Net income (loss) attributable to:
Canopy Growth Corporation	$(70,353)	$23,941			$(46,412)
Non-controlling interests	16,219				16,219

	$(54,134)	$23,941			$(30,193)

Earnings per share
Net income (loss) per share, basic:	$(0.40)				$(0.24)
Weighted average number of outstanding common shares, basic:	177,301,767	13,293,969			190,595,736

Canopy Growth Corporation

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(amounts in Canadian thousands of dollars unless noted otherwise, except for per share amounts)

1. BASIS OF PRESENTATION

The unaudited pro forma condensed interim consolidated statement of financial position as at June 30, 2018, the unaudited pro forma condensed interim consolidated statement of operations for the three months ended June 30, 2018 and the unaudited pro forma condensed consolidated statement of operations for the year ended March 31, 2018 of Canopy Growth Corporation (“Canopy”) were prepared for illustrative purposes only in compliance with National Instrument 51-102 – Continuous Disclosure Obligations.

The unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of operations of Canopy are comprised of information derived from:

•	the unaudited condensed interim consolidated statement of financial position of Canopy as at June 30, 2018;

•	the unaudited condensed interim consolidated statement of operations of Canopy for the three months ended June 30, 2018; and

•	the audited consolidated statement of operations of Canopy for the year ended March 31, 2018;

The unaudited pro forma condensed consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) and should be read in conjunction with Canopy’s unaudited condensed interim consolidated financial statements for the three months ended June 30, 2018 and the audited consolidated financial statements of Canopy for the year ended March 31, 2018.

The unaudited pro forma consolidated financial information gives effect to the acquisition of the minority shareholder’s (“Partner’s”) interest in BC Tweed as if it had occurred as at June 30, 2018, for the purposes of the unaudited pro forma condensed interim consolidated statement of financial position and as at April 1, 2017 for the purposes of the unaudited pro forma consolidated statement of operations for the year ended March 31, 2018 and for the purposes of the unaudited pro forma condensed interim consolidated statement of operations for the three months ended June 30, 2018.

The accounting policies used in the preparation of the unaudited pro forma condensed consolidated financial statements are consistent with those described in the consolidated financial statements of Canopy for the year ended March 31, 2018 except for the accounting policy with respect to production and fulfillment related depreciation which was changed as of April 1, 2018, and the adoption of IFRS 9 and 15 on April 1, 2018. These changes were described in note 3 to the condensed interim consolidated financial statement for the three months ended June 30, 2018. There was no change to the comparative periods or transitional adjustments arising from the adoption of IFRS 9 and 15 on April 1, 2018.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the acquisition of the Partner’s interest in BC Tweed been effected on the dates indicated, nor are the unaudited pro forma condensed consolidated financial statements indicative of the results of operation of future periods. Actual amounts recorded upon consummation of the proposed acquisition will differ from such unaudited pro forma condensed consolidated financial statements. Since the pro forma condensed consolidated financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of such pro forma data.

2. DESCRIPTION OF TRANSACTION

On July 5, 2018 Canopy acquired the Partner’s 33% interest in BC Tweed Joint Venture Inc. (“BC Tweed”) (the “Transaction”).

Background

Prior to the second quarter of 2019, the Company accounted for its 67% interest in BC Tweed as a joint operation, based on the conclusion that BC Tweed was subject to joint control. During the second quarter of 2019, the Company revised this conclusion and concluded that based on the shareholders’ agreements and the contractual terms of the offtake agreement, the significant relevant activities of BC Tweed are unilaterally controlled by the Company. Since the Company had previously recognized the assets, liabilities, revenues and expenses of BC Tweed based on its proportionate share of BC Tweed’s output, being 100%, the conclusion that BC Tweed should have been a consolidated subsidiary had no significant impact on the Company’s previously issued interim or annual financial statements.

Under the terms of the original BC Tweed Shareholders’ Agreement, the Partner had the option to sell its interest in BC Tweed, in whole or in part, to the Company. This resulted in a liability (the “BC Tweed Put Liability”) being recorded in Canopy’s financial statements at the present value of the expected redemption amount, with changes recorded in net income in the period in which they arose.

As part of the original BC Tweed Shareholders’ agreement, BC Tweed had entered into a call option agreement with the Partner to acquire all the limited partnership units of the limited partnerships which hold the greenhouses and related property that BC Tweed is currently leasing for consideration of $73,000.

The Transaction

In consideration for acquiring the Partner’s interest, the Company paid $1 million in cash and 13,293,969 shares of the Company of which 5,091,523 shares were released on closing and the remaining 8,202,446 shares were placed in escrow. The shares placed in escrow will be released over a period of up to three years, with the exact timing of release dependent on the occurrence of specified events.

On closing of the Transaction, the call option held by BC Tweed on the limited partnership units of the limited partnerships which hold the greenhouses and related property was amended to effectively increase the call option price by $27,000. This adjustment to the purchase price represents contingent consideration, which has a fair value on the acquisition date of $27,000.

In conjunction with the acquisition of the Partner’s interest the Company received an option to acquire the limited partnership units of another limited partnership currently owned by the Partner that holds greenhouse infrastructure in California. The option is exercisable for a purchase price that is the greater of USD $92,000 and the maximum of $190,000 plus the undepreciated book value of the net assets of the partnership on the closing date. The option is exercisable 90 days after the date of US Federal legalization of the growth, cultivation, production and sale of cannabis for medical purposes. The option expires on the earlier of 90 days after the date of US Federal legalization of the growth, cultivation, production and sale of cannabis for medical purposes and July 5, 2023. The option is a derivative instrument that will be measured initially and subsequently at fair value. Given that the growth, cultivation, production and sale of cannabis is not currently federally legal in the US and there can be no assurance that it will be legal, Management has estimated that this instrument has a nominal value at inception.

On closing of the Transaction, Canopy amended the terms of a share-based compensation arrangement with the Partner to accelerate the vesting of 155,158 shares previously issued to the Partner, and to cancel the remaining tranches of the compensation arrangement. As a result, the unamortized balance of the grant date fair value of the shared-based compensation of $954 was expensed immediately.

3. PRO FORMA CONDENSED CONSOLIDATED FINANCIAL POSITION ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed interim consolidated statement of financial position of Canopy as at June 30, 2018 has been adjusted to reflect the following transactions as if the acquisition of the Partner’s interest in BC Tweed had been completed on June 30, 2018:

The Transaction has been accounted for as the acquisition of a non-controlling shareholder’s interest. The consideration paid for the Partner’s interest was estimated to be $495,386. The consideration was comprised of:

•	$1,000 cash deposit paid prior to June 30, 2018

•	5,091,523 shares issued on closing with a fair value of $202,133 based on a share price of $39.70

•	8,202,446 shares in escrow with a fair value of $265,253 estimated using a put option pricing model discounted to reflect management’s best estimate of the expected dates of release

•	$27,000 representing the fair value of the contingent consideration.

The total consideration paid to acquire the Partner’s 33% interest has been recorded as a charge to Equity of $422,786, which represents the excess consideration paid over the fair value of the put liability of the transaction date of $72,600.

4. PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND ADJUSTMENTS

The unaudited pro forma condensed interim consolidated statements of operations of Canopy for the three months ended June 30, 2018 and the unaudited pro forma condensed consolidated statements of operations of Canopy year ended March 31, 2018 have been adjusted to reflect the following transactions as if the acquisition of BC Tweed had been completed on April 1, 2017:

(a)

For the three-month period ended June 30, 2018 and for the year ended March 31, 2018, Canopy recorded a loss in the amount of $16,300 and $19,900, respectively, related to changes in the fair value of the put liability. As a result of the pro forma effect of the Transaction, these fair value changes would not have occurred, and a pro forma adjustment has been recorded to remove this contributed loss.

(b)

As a result of the Transaction, share-based compensation expense of $954 will be incurred due to the acceleration of the vesting of 155,158 shares and the cancellation of the remaining tranches and is recorded as a pro forma adjustment.

(c)

For the year ended March 31, 2018 Canopy recorded a Partner expense of $4,995 which represented a distribution to the Partner. As a result of the pro forma effect of the Transaction, this distribution would not have occurred and a pro forma adjustment has been recorded to remove this expense.

(d)

It has been assumed that there has been no change in fair value of the option to acquire infrastructure and therefore there is no gain or loss on this option for the year ended March 31, 2018 and the three months ended June 30, 2018 and therefore no pro forma adjustment is required.

5. PRO FORMA NET INCOME (LOSS) PER SHARE

The pro forma net income (loss) per share for the three months ended June 30, 2018 and the year ended March 31, 2018 is as follows:

FOR THE THREE MONTHS ENDED JUNE 30, 2018

Pro forma net loss attributable to CGC	(63,977)

Weighted average shares outstanding	200,160,740
Pro forma shares issued for acquisition	13,293,969

Pro forma weighted average shares outstanding	213,454,709

Pro forma net loss per share	(0.30)

FOR THE YEAR ENDED MARCH 31, 2018

Pro forma net loss attributable to CGC	(46,412)
Weighted average shares outstanding	177,301,767
Pro forma shares issued for acquisition	13,293,969

Pro forma weighted average shares outstanding, basic	190,595,736

Pro forma net loss per share	(0.24)